Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Clayton Williams Energy, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-213293 and No. 333‑68316) and on Form S-3 (No. 333-116825) of Clayton Williams Energy, Inc. and subsidiaries of our reports dated March 2, 2017, with respect to the consolidated balance sheets of Clayton Williams Energy, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Clayton Williams Energy, Inc. and subsidiaries.

/s/ KPMG LLP

Dallas, Texas
March 2, 2017